SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 14)

USG Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

90329405

(CUSIP Number)

Jorg Schanow, LL.M.

General Counsel

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

(49) 9329-31-1091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

CUSIP No. 90329405	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Gebr. Knauf KG

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 14,757,258

Shared Voting Power -0-

Sole Dispositive Power 14,757,258

Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.53%*

14	Type of Reporting Person PN

*  Based on 140,131,719 shares of the Common Stock outstanding as of March 12, 2018, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on March 29, 2018.

CUSIP No. 90329405	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] C & G Verwaltungs GmbH

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 14,757,258

Shared Voting Power -0-

Sole Dispositive Power 14,757,258

Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.53%*

14	Type of Reporting Person CO

*  Based on 140,131,719 shares of the Common Stock outstanding as of March 12, 2018, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on March 29, 2018.

This is Amendment No. 14 to the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission on October 27, 2000, as subsequently amended (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”), of USG Corporation (the “Issuer”).  Capitalized terms used herein without definition have the meanings assigned to such terms in the Schedule 13D.

Item 4.             Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 30, 2018, Gebr. Knauf KG issued a press release announcing that two leading proxy advisory firms, Institutional Shareholder Services and Glass Lewis & Co., have issued reports recommending that USG Corporation shareholders vote against all four of USG Corporation’s director nominees.  A copy of this press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits.

99.1        Press Release dated April 30, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2018

GEBR. KNAUF KG

/s/ Alexander Knauf
Alexander Knauf
General Partner

C & G VERWALTUNGS GMBH

/s/ Jörg Schanow
Jörg Schanow
General Manager